Exhibit (a)(1)(EEE)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

OMNICARE COMPLETES ACQUISITION OF NEIGHBORCARE

COVINGTON, Ky., July 28, 2005 — Omnicare, Inc. (NYSE: OCR), the nation’s leading provider of pharmaceutical care for the elderly, today announced the completion of its acquisition of NeighborCare, Inc. (NASDAQ: NCRX).

Omnicare has been advised by The Bank of New York, the depositary for the tender offer, that, as of 12:00 Midnight, New York City time, on Wednesday, July 27, 2005, approximately 42,897,600 shares (including approximately 7,135,202 shares subject to guaranteed delivery) of NeighborCare’s common stock had been tendered and not withdrawn, which represents approximately 97.2% of the outstanding shares of common stock. Omnicare, through its wholly owned subsidiary Nectarine Acquisition Corp., has accepted for payment all of the shares of common stock that have been validly tendered and not properly withdrawn prior to the expiration of the tender offer.

In accordance with the terms of the Agreement and Plan of Merger, dated as of July 6, 2005, by and among Omnicare, Nectarine Acquisition Corp. and NeighborCare, Omnicare caused Nectarine Acquisition Corp. to merge with and into NeighborCare on Thursday, July 28, 2005. In the merger, each of the remaining shares of NeighborCare common stock, other than shares for which appraisal rights are properly demanded, was converted into the right to receive $34.75 per share net to the holder in cash, without interest and less required withholding taxes. NeighborCare is now a wholly owned subsidiary of Omnicare.

“This is an important day for Omnicare’s shareholders and for our combined customer and employee bases as we are now able to begin realizing the compelling strategic value and benefits we envisioned from this acquisition,” said Joel F. Gemunder, Omnicare president and chief executive officer. “The combination of our two companies creates a premier institutional pharmacy company and a nationwide leader in the healthcare industry. Together, we will have an expanded geographic presence and broader array of superior services and an ability to generate economies of scale and operational synergies. The combination makes our business stronger and more efficient while creating additional value for our shareholders.

The transaction will enhance Omnicare’s position as the leading provider of pharmacy services for the elderly and will bring Omnicare’s total number of beds served to nearly

1.4 million, an increase of approximately 27%. The combined company will have a nationwide network of pharmacies serving long-term care providers in 47 states, the District of Columbia and Canada. Based upon results for Omnicare and NeighborCare for the quarter ended March 31, 2005, Omnicare’s combined annualized revenues on a pro forma basis will be approximately $6.0 billion. Given the substantial economies of scale and cost synergies anticipated from the acquisition, it is expected that it will be significantly accretive to Omnicare’s diluted earnings per share in 2006 and beyond.

NeighborCare is a leading institutional pharmacy provider serving long term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings. NeighborCare also provides infusion therapy services, home medical equipment, respiratory therapy services, community-based retail pharmacies and group purchasing.

Dewey Ballantine LLP and Axinn, Veltrop & Harkrider LLP are acting as legal counsel to Omnicare and Lehman Brothers Inc. and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

Omnicare will discuss the acquisition on its second-quarter earnings call, which is scheduled for August 3, 2005 at 11 a.m. ET. This call is being webcast and can be accessed at Omnicare’s Web site at www.omnicare.com by clicking on “Investors” and then on “Conference Calls.”

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. With the addition of NeighborCare, Omnicare now serves residents in long-term care facilities comprising approximately 1,400,000 beds in 47 states, the District of Columbia and Canada, making it the largest U.S. provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Additionally, Omnicare now has an expanded presence in home healthcare services and equipment, respiratory services, community based retail pharmacies and group purchasing. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide.

Forward Looking Statements

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2005 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

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Contacts:

Cheryl D. Hodges Omnicare, Inc. (859) 392-3331	Joele Frank / Steve Silva Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449